UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer

pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934.

For the Month of January, 2019

Commission File Number: 001-12126

CHINA ENTERPRISES LIMITED

(Exact name of registrant as specified in its charter)

Unit 703, 7/F., 1063 King’s Road, Quarry Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

CHINA ENTERPRISES LIMITED

Exhibits

Exhibit 99.1	Press Release issued by the Company on January 16, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2019

CHINA ENTERPRISES LIMITED

By: /s/ Yap, Allan
Name: Yap, Allan
Title: Chairman

Exhibit 99.1

CHINA ENTERPRISES LIMITED

PRESS RELEASE

HONG KONG, CHINA, January 16, 2019. China Enterprises Limited (the “Company”) announces that due to other commitments Ms. Chan Ling, Eva (“Ms. Chan”) has regretfully resigned as a deputy chairman and a director of the Company and its subsidiaries with effect from January 15, 2019.

The board would like to take this opportunity to extend its appreciation to Ms. Chan for her past contribution to the Company.

***End***

For more information, please contact:

Hong Kong China Enterprises Limited Tel: (852) 3151 0300 Fax: (852) 2542 0298	New York Pristine Advisers Tel: (631) 756-2486 Fax: (646) 478-9415